

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 26, 2010

John L. Hales, Chief Executive Officer
Pacific Land and Coffee Corporation
1818 Kahai Street
Honolulu, Hawaii 96819

>   **Re: Pacific Land and Coffee Corporation**
>   **Preliminary Schedule 14C**
>   **Filed June 29, 2010**
>   **File No. 000-30595**

Dear Mr. Hales:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. Please tell us how you obtained shareholder approval with a view towards explaining how you solicited the requisite consents and, considering it does not appear that you have filed a Schedule 14A with respect to your solicitation of these consents, why not. Specifically, identify the shareholders, their relationship to the company and explain how you arrived at the 50.8% you mention on the first page of your information statement.

Outstanding Shares and Voting Rights

2. We note your indication here that you had 15,000,000 shares of common stock outstanding as of the Record Date or July 9, 2010. In the second paragraph on the same page, however, you state that you had 12,725,888 shares of common stock outstanding as of the same date. Please advise why these amounts differ and clarify when the 900,000 shares of Series A Convertible Preferred Stock were converted into shares of common stock and whether they voted for the resolutions being presented in this information statement prior to converting.

3. Please also disclose when the board of directors authorized the establishment of the Series B Preferred Stock. Please also disclose the details of the purchase of 129 University Place LLC that lead to the board authorizing and you issuing the 42,260 shares of Series B Convertible Preferred Stock. In this regard, we note that your amended Form 10-Q for the period ended December 31, 2009 disclosed that you had 1,000,000 shares of preferred stock authorized with 900,000 shares issued and outstanding.

Security Ownership of Certain Beneficial Owners and Management

4. Please revise to clarify as of what date this table has been presented, as opposed to stating "as of the date of this report." In doing so, please clarify how many shares of common stock are outstanding as of the same date, so that it is clear how you are calculating the percentages presented in the table.

Effect of the Increase in Number of Authorized Shares of Common Stock

5. Here, under 'Vote Required" and "Outstanding Shares and Voting Rights" we note your indication that you plan to increase the number of authorized shares of Common Stock from 20,000,000 to 50,000,000 shares of Common Stock, however this action was not included in your Notice of Stockholder Action nor do you mention it on the first page of your Information Statement where you summarize the actions taken. Please clarify your disclosure to state, if true, that your board adopted and the stockholders approved a proposal that authorized an increase in your authorized shares.

6. Please also disclose why you desire to increased your authorized shares to the amount proposed. In this regard, we note a press release dated July 9, 2010 where you indicate that you have acquired 129 University Place LLC which in turn owns the Orpheum Theatre. If the increase in authorized shares is to facilitate the acquisition of 129 University Place LLC, please expand your disclosure to discuss the terms of the acquisition. To the extent that any of the additional authorized common shares will be used for any planned or specified acquisition, it would appear that Items 11, 13 and 14 of Schedule 14A would be applicable. Please revise accordingly or advise.

7. Also, we note your officers and director have resigned in connection with your purchase of 129 University Place LLC and it appears that there has been a change of control of the company with the issuance of the Class B Convertible Preferred Stock. Please advise us why you did not file a Form 8-K and/or a Schedule 14F describing this transaction, change of control and establishment of a new series of preferred stock.

Effective Date

8. Please tell us why this discussion refers to a three-for-one ratio and a record date of September 4, 2007 or revise.

Form 10-K

9. Please advise us when you plan to file your annual report on Form 10-K as it appears that it is past due and has not been filed within the additional time allowed by Rule 12b-25.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Mara Ransom, Legal Branch Chief, (202) 551-3264 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director